Media release
19 December 2002

Mayne streamlines consumer health products focus

Mayne today announced the sale of its soap business, which includes the manufacturing facility in Shepparton and associated soap brands, to Symex Holdings Limited for $21 million cash and, also estimates it will recover $3 million in working capital balances.

The Shepparton facility produces the bar soap Mayne has marketed under the brands of Country Life, Pental and Natural Selections, and also undertakes contract manufacturing. In 2002, this business recorded total sales of $25.9 million from retail and contract sales.

Mayne Group Managing Director and Chief Executive Officer, Stuart James, said that the sale followed a strategic review of the consumer health products business that will see Mayne develop a more focussed portfolio.

“We are concentrating on developing our market leading offering in areas such as vitamin and health supplements and over-the-counter pharmaceuticals, which is where we are able to leverage our product development and innovation skills through both pharmacy and grocery channels,” he said.

The transaction is expected to be completed by 28 March 2003.

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